Exhibit 11.2

CONSENT OF INDEPENDENT AUDITOR’S

We consent to the use, in this Offering Statement on Form 1-A, as amended, of our independent auditor’s report dated September 2, 2020, with respect to the audited balance sheets of Exodus Movement, Inc. as of December 31, 2019 and 2018 and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.  Our report includes explanatory paragraphs as to the  uncertainties related to cryptocurrency assets and the Company’s future uncertainty due to COVID-19.

We also consent to the reference to us under the caption “Experts” in the Offering Circular.

/s/ WithumSmith+Brown, PC

New York, New York
September 2, 2020